Patriot Hard Seltzer Inc (the "Company") a Virginia Corporation

Financial Statements

For the years ending on December 31st 2024 and 2023.

Patriot Hard Seltzer Inc

Statement of changes in equity

For the year ending on December 31st 2023.
$USD

Statement of Changes in Equity	Year Ended Dec. 2023
Opening Balance	
Net profit/loss	$0.00
Stock Issued	$0.00
Preferred Stock Issued	$0.00
Ending Balance	$0.00

Unaudited

Patriot Hard Seltzer Inc

Balance sheet

For the year ending on December 31st 2023.
$USD

Balance Sheet	Dec 31, 2023
Assets	
Current assets:	
Cash and cash equivalents	$0.00
Accounts receivable	$0.00
Prepaid expenses and other assets	$0.00
Total current assets	$0.00
Property and equipment - net	$0.00
Total assets	$0.00
Liabilities and Stockholders' Equity	
Current liabilities:	
Accounts payable	$0.00
Accrued expenses	$0.00
Deferred revenue and other liabilities	$0.00
Total current liabilities	$0.00
Convertible notes (if any)	$0.00
Other long term liabilities	$0.00
Total liabilities	$0.00
Stockholders' Equity:	
Total value of common stock issued	$0.00
Total value of preferred stock issued	$0.00
SAFE - future equity obligation	$0.00
Additional paid-in capital	$0.00
Total stockholders' equity:	$0.00
Total liabilities and stockholders' equity:	$0.00

Unaudited

Patriot Hard Seltzer Inc

Income Statement

For the year ending on December 31st 2023.
$USD

Income Statement	Year Ended Dec, 2023
Revenue - net	$0.00
Cost of revenue	$0.00
Gross profit/loss	$0.00
Operating expenses	$0.00
Operating profit/loss	$0.00
Other income/expense	$0.00
Net profit/loss	$0.00

Unaudited

Patriot Hard Seltzer Inc

Statement of Cashflows

For the year ending on December 31st 2023.
$USD

Statement of Cash Flows	Year Ended Dec, 2023
Cash flows from operating activities	$0.00
Cash flows from financing activities	$0.00
Cash flows from investing activities	$0.00
Cash at beginning of period	$0.00
Net increase/decrease in cash	$0.00
Cash at the end of period	$0.00

Patriot Seltzer

Balance Sheet

As of December 31, 2024

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Initiate Business Checking® (7986) - 2	918.23
Total Bank Accounts	**$918.23**
Total Current Assets	**$918.23**
Fixed Assets	
Equipment	425.43
Total Fixed Assets	**$425.43**
TOTAL ASSETS	**$1,343.66**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
B. ZARZECKI (2639) - 3	3,020.05
Blue Business Plus Card (1002) - 1	1,667.69
WF MasterCard (2743) - 2	10,201.53
Total Credit Cards	**$14,889.27**
Total Current Liabilities	**$14,889.27**
Total Liabilities	**$14,889.27**
Equity	
Contributions	
Brandon Zarzecki	10,948.81
Elizabeth Redman Contributions	10,000.00
Jason Redman	13,979.15
Justin Contributions	1,534.00
SAFE	100,000.00
Total Contributions	**136,461.96**
Opening Balance Equity	-8,021.67
Retained Earnings	
Net Income	-141,985.90
Total Equity	**$ -13,545.61**
TOTAL LIABILITIES AND EQUITY	**$1,343.66**

Patriot Seltzer

Profit and Loss

January - December 2024

	JAN 2024	FEB 2024	MAR 2024	APR 2024	MAY 2024	JUN 2024	JUL 2024	AUG 2024	SEP 2024	OCT 2024	NOV 2024	DEC 2024	TOTAL
Income													
Merchandise Sales									1,339.00	673.92	899.25	1,330.52	$4,242.69
Sales											8,560.00		$8,560.00
Total Income	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$1,339.00	$673.92	$9,459.25	$1,330.52	$12,802.69
Cost of Goods Sold													
Freight & Shipping - COGS											950.00		$950.00
Production COGS			4,896.70			48,695.82	1,717.55	7,332.51	28,040.75	3,486.35	8,651.45	250.00	$103,071.13
Total Cost of Goods Sold	$0.00	$0.00	$4,896.70	$0.00	$0.00	$48,695.82	$1,717.55	$7,332.51	$28,040.75	$3,486.35	$9,601.45	$250.00	$104,021.13
GROSS PROFIT	$0.00	$0.00	$ -4,896.70	$0.00	$0.00	$ -48,695.82	$ -1,717.55	$ -7,332.51	$ -26,701.75	$ -2,812.43	$ -142.20	$1,080.52	$ -91,218.44
Expenses													
Accounting											935.00		$935.00
Advertising and Marketing						-314.00	1,584.49	720.05	100.00	2,761.63	10,165.87	1,302.01	$16,320.05
Bank Fees	49.00	49.00	10.00	48.00	49.00	45.00	103.00	90.00	128.00	39.00		78.00	$688.00
Interest Paid	157.90	151.79	164.10	211.29	232.86	222.21	234.33	227.14	223.60	231.69	219.07	221.24	$2,497.22
Legal Fees	2,500.00	2,000.00		2,368.00			5,296.00	1,500.00		2,950.00	3,195.00	2,075.00	$21,884.00
Meals													$0.00
50% Deductible						120.72	286.77	190.57		977.87	9.70	555.39	$2,141.02
Total Meals						120.72	286.77	190.57		977.87	9.70	555.39	$2,141.02
Office Expense			6.48				250.00			37.00	35.22	317.89	$646.59
Shipping and Postage	41.31			13.95					36.94	74.47		203.95	$370.62
Software	107.68	329.38	49.48	396.92	116.93	67.45	67.45	67.45	67.45	110.82	148.34	42.96	$1,572.31
Taxes & Licenses													$0.00
Licenses		63.00		250.00				25.00	94.62				$432.62
Total Taxes & Licenses		63.00		250.00				25.00	94.62				$432.62
Travel							234.18		311.96	326.99			$873.13
Total Expenses	$2,855.89	$2,593.17	$230.06	$3,288.16	$398.79	$141.38	$8,056.22	$2,820.21	$962.57	$7,509.47	$14,708.20	$4,796.44	$48,360.56
NET OPERATING INCOME	$ -2,855.89	$ -2,593.17	$ -5,126.76	$ -3,288.16	$ -398.79	$ -48,837.20	$ -9,773.77	$ -10,152.72	$ -27,664.32	$ -10,321.90	$ -14,850.40	$ -3,715.92	$ -139,579.00
Other Income													
Rewards Income			48.06			15.61			12.08			9.35	$85.10
Total Other Income	$0.00	$0.00	$48.06	$0.00	$0.00	$15.61	$0.00	$0.00	$12.08	$0.00	$0.00	$9.35	$85.10
Other Expenses													
Donation									1,292.00				$1,292.00
Non Deductible Expenses							1,200.00						$1,200.00
Total Other Expenses	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$1,200.00	$0.00	$1,292.00	$0.00	$0.00	$0.00	$2,492.00
NET OTHER INCOME	$0.00	$0.00	$48.06	$0.00	$0.00	$15.61	$ -1,200.00	$0.00	$ -1,279.92	$0.00	$0.00	$9.35	$ -2,406.90
NET INCOME	$ -2,855.89	$ -2,593.17	$ -5,078.70	$ -3,288.16	$ -398.79	$ -48,821.59	$ -10,973.77	$ -10,152.72	$ -28,944.24	$ -10,321.90	$ -14,850.40	$ -3,706.57	$ -141,985.90

Patriot Seltzer

Statement of Cash Flows
January - December 2024

	TOTAL
OPERATING ACTIVITIES	
Net Income	-141,985.90
Adjustments to reconcile Net Income to Net Cash provided by operations:	
B. ZARZECKI (2639) - 3	3,020.05
Blue Business Plus Card (1002) - 1	1,667.69
WF MasterCard (2743) - 2	2,059.46
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**6,747.20**
Net cash provided by operating activities	**$ -135,238.70**
INVESTING ACTIVITIES	
Equipment	-425.43
Net cash provided by investing activities	**$ -425.43**
FINANCING ACTIVITIES	
Contributions:Brandon Zarzecki	10,948.81
Contributions:Elizabeth Redman Contributions	10,000.00
Contributions:Jason Redman	13,979.15
Contributions:Justin Contributions	1,534.00
Contributions:SAFE	100,000.00
Net cash provided by financing activities	**$136,461.96**
NET CASH INCREASE FOR PERIOD	**$797.83**
Cash at beginning of period	120.40
CASH AT END OF PERIOD	**$918.23**

Patriot Hard Seltzer Inc

Notes to the Financial Statements

For the years ending on December 31st 2024 and 2023.
$USD

1. ORGANIZATION AND PURPOSE

Patriot Hard Seltzer Inc (the "Company") is a corporation incorporated on January 26th, 2023 under the laws of Virginia.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Unaudited

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.

5. Related Party Transactions:

The Company has raised $75,000 in related party transactions: $25,000 from Brandon Zarzecki and $50,000 from Steve Zazecki.